Exhibit (a)(1)(v)

ALLIANCE ONE INTERNATIONAL, INC.

Amended Offer to Purchase for Cash up to

$30.0 Million in Aggregate Principal Amount of its Outstanding

5 1/2% Convertible Senior Subordinated Notes due 2014

(CUSIP No. 018772AQ6)

THE OFFER (AS DEFINED BELOW) WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, AT THE END OF FRIDAY, AUGUST 16, 2013, UNLESS EXTENDED AS DESCRIBED HEREIN (SUCH DATE AND TIME, AS THE SAME MAY BE EXTENDED, THE “EXPIRATION TIME”) OR EARLIER TERMINATED. REGISTERED HOLDERS (EACH, A “HOLDER” AND COLLECTIVELY, THE “HOLDERS”) OF THE CONVERTIBLE NOTES (AS DEFINED BELOW) MUST VALIDLY TENDER (AND NOT VALIDLY WITHDRAW) THEIR CONVERTIBLE NOTES AT OR PRIOR TO THE EXPIRATION TIME IN ORDER TO BE ELIGIBLE TO RECEIVE THE PURCHASE PRICE (AS DEFINED BELOW). TENDERED CONVERTIBLE NOTES MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION TIME.

Alliance One International, Inc., a Virginia corporation (“Alliance One”, “we” or “us”) has amended its tender offer to purchase its outstanding 5 1/2% Convertible Senior Subordinated Notes due 2014 (the “Convertible Notes”), previously set forth in its Offer to Purchase dated July 17, 2013 (as amended prior to the date hereof, the “Original Offer to Purchase”). Alliance One is now offering to purchase (the “Offer”) for cash up to $30.0 million in aggregate principal amount of its outstanding Convertible Notes at a purchase price equal to $1,030 per $1,000 principal amount of Convertible Notes purchased (the “Purchase Price”), plus accrued and unpaid interest on such Convertible Notes, if any, up to, but not including, the Payment Date (as defined herein) (“Accrued Interest”), upon the terms and subject to the conditions set forth in this Amended Offer to Purchase (as the same may be amended or supplemented, this “Offer to Purchase”) and the related Amended Letter of Transmittal (as the same may be amended or supplemented, the “Letter of Transmittal”). This Offer to Purchase amends and supersedes the Original Offer to Purchase.

If Convertible Notes with an aggregate principal amount in excess of $30.0 million are validly tendered and not validly withdrawn pursuant to the Offer, then, subject to the terms and conditions of the Offer, Alliance One will accept for payment only $30.0 million aggregate principal amount of Convertible Notes. In that event, the proration for each Holder tendering Convertible Notes will be calculated with a proration factor of such amount so that Alliance One only accepts for purchase an aggregate principal amount of Convertible Notes of $30.0 million (with appropriate adjustments to avoid purchases of Convertible Notes in a principal amount other than an integral multiple of $1,000).

Notwithstanding any other provision of the Offer, Alliance One’s obligation to accept for payment, and to pay for, any Convertible Notes validly tendered and not validly withdrawn pursuant to the Offer is subject to, and conditioned upon, the satisfaction or waiver of all of the conditions described in this Offer to Purchase under the heading “Conditions to the Offer.” The Offer is not conditioned on the tender of any minimum aggregate principal amount of Convertible Notes. See “Conditions to the Offer.”

Any questions or requests for assistance concerning the Offer may be directed to Deutsche Bank Securities Inc. (the “Dealer Manager”) or D.F. King & Co., Inc. (the “Information Agent and Tender Agent”) at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal or any other related documents may be directed to the Information Agent and Tender Agent. Beneficial owners should contact their broker, dealer, custodian, trust company or other nominee for assistance concerning the Offer.

NONE OF ALLIANCE ONE, THE DEALER MANAGER OR THE INFORMATION AGENT AND TENDER AGENT MAKES ANY RECOMMENDATION IN CONNECTION WITH THE OFFER. YOU MUST MAKE YOUR OWN DECISION WHETHER TO TENDER YOUR CONVERTIBLE NOTES IN THE OFFER AND, IF SO, THE AMOUNT OF CONVERTIBLE NOTES TO TENDER.

THE OFFER HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), NOR HAS THE SEC PASSED UPON THE FAIRNESS OR MERITS OF THE OFFER OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS OFFER TO PURCHASE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Dealer Manager for the Offer is:

Deutsche Bank Securities Inc.

July 30, 2013

i

SUMMARY TERM SHEET

The following summary is qualified in its entirety by reference to, and should be read in connection with, the information appearing elsewhere or incorporated by reference in this Offer to Purchase. Each of the capitalized terms used in this Summary Term Sheet and not defined herein has the meaning set forth elsewhere in this Offer to Purchase.

Alliance One	Alliance One International, Inc., a Virginia corporation.

The Convertible Notes	5 1/2% Convertible Senior Subordinated Notes due 2014 (CUSIP No. 018772AQ6) of Alliance One. As of the date of this Offer to Purchase, $115 million in aggregate principal amount of Convertible Notes was outstanding.

The Offer	Alliance One is offering to purchase for cash, upon the terms and subject to the conditions described herein and in the Letter of Transmittal, up to $30.0 million aggregate principal amount of the outstanding Convertible Notes validly tendered, and not validly withdrawn, at or prior to the Expiration Time (defined below), subject to proration, in exchange for the Purchase Price plus Accrued Interest. See “The Offer.” If Convertible Notes with an aggregate principal amount in excess of $30.0 million are validly tendered and not validly withdrawn pursuant to the Offer, then, subject to the terms and conditions of the Offer, Alliance One will accept for payment only $30.0 million aggregate principal amount of Convertible Notes. In that event, the proration for each Holder tendering Convertible Notes will be calculated with a proration factor of such amount so that Alliance One only accepts for purchase an aggregate principal amount of Convertible Notes of $30.0 million. If the aggregate principal amount of Convertible Notes calculated by application of the proration factor is not an integral multiple of 1,000, then the aggregate principal amount of Convertible Notes accepted from such Holder will be rounded down to the nearest $1,000 principal amount of Convertible Notes. If a Holder validly tenders and does not validly withdraw a principal amount of Convertible Notes that, after proration, results in an accepted amount that is less than $1,000 principal amount, we will accept such Convertible Notes in their entirety. If proration of tendered Convertible Notes is required, Alliance One will determine the proration factor as soon as practicable after the Expiration Time and will announce the results of proration by press release. See “The Offer — Proration.”

Purchase Price; Accrued Interest	The Purchase Price offered is cash in an amount equal to $1,030 per $1,000 principal amount of Convertible Notes purchased in the Offer. If a Holder validly tenders and does not validly withdraw its Convertible Notes prior to the Expiration Time and Alliance One accepts such Convertible Notes for payment, upon the terms and subject to the conditions of the Offer, including provisions for proration, Alliance One will pay such Holder the Purchase Price plus Accrued Interest for such Convertible Notes on the Payment Date. See “The Offer — Purchase Price; Accrued Interest.”

Purpose of the Offer	Together with the potential debt refinancing transactions described under “The Offer — Purpose of the Transaction; Plans,” the purpose of the Offer is to provide Alliance One with financial flexibility through the refinancing of a portion of its consolidated indebtedness. See “The Offer — Purpose of the Transaction; Plans.”

Source and Amount of Funds	Alliance One intends to fund the purchase of Convertible Notes in the Offer with a portion of the net proceeds from the issuance and sale of $735 million in aggregate principal amount of its 9.875% Senior Secured Second Lien Notes due 2021 (the “Second Lien Notes”), expected to be completed on August 1, 2013, which is prior to the Expiration Time, on terms and conditions satisfactory to Alliance One. See “The Offer — Source and Amount of Funds.”

Expiration Time	The Offer will expire at midnight, New York City time, at the end of Friday, August 16, 2013, unless extended or earlier terminated by Alliance One in its sole discretion. See “The Offer — Expiration Time; Extension; Amendment; Termination.”

Payment Date	The “Payment Date” will be a date promptly following the date on which we accept for payment Convertible Notes that are validly tendered, and not validly withdrawn, subject to proration, on or prior to the Expiration Time pursuant to the Offer. See “Acceptance for Payment and Payment.”

Withdrawal Rights	Tendered Convertible Notes may be withdrawn by Holders at any time prior to the Expiration Time. In addition, if not previously accepted for payment, tendered Convertible Notes may be withdrawn after the date that is 40 business days after the commencement of the Offer. See “Procedures for Tendering and Withdrawing Convertible Notes — Withdrawal of Tenders by Holders.”

Conditions to the Offer	Notwithstanding any other provision of the Offer, Alliance One’s obligation to accept for payment, and pay for, any Convertible Notes validly tendered and not validly withdrawn pursuant to the Offer is conditioned on the satisfaction of, or where applicable the waiver of, certain conditions applicable to the Offer described under “Conditions to the Offer,” including a financing condition and conditions related to the amendment of Alliance One’s senior secured credit facility and the redemption of Alliance One’s 10% Senior Notes due 2016. Alliance One reserves the right in its sole discretion to waive any and all conditions to the Offer. The Offer is not conditioned upon the tender of any minimum aggregate principal amount of Convertible Notes. See “Conditions to the Offer.”

Procedures for Tendering and Withdrawing Convertible Notes	If you beneficially own Convertible Notes through an account maintained by a broker, dealer, custodian, trust company or other nominee, you should promptly contact such nominee and instruct it to tender the Convertible Notes on your behalf as such nominee may impose earlier deadlines than those included in this Offer to Purchase.

DTC participants must, in order to participate in the Offer either: (1) electronically transmit the acceptance through the Automated Tender Offer Program (“ATOP”) of The Depositary Trust Company (“DTC”); or (2) mail or deliver the completed and signed Letter of Transmittal to the Information Agent and Tender Agent prior to the Expiration Time. See “Procedures for Tendering and Withdrawing Convertible Notes.”

For a withdrawal of a tender of Convertible Notes to be effective, the Information Agent and Tender Agent must receive a written or facsimile transmission notice of withdrawal prior to the Expiration Time by mail, hand delivery or a properly transmitted “request message” through ATOP.

For further information on how to tender or withdraw Convertible Notes, call the Information Agent and Tender Agent at the telephone number set forth on the back cover of this Offer to Purchase or consult your broker, dealer, custodian, trust company or other nominee for assistance.

Untendered and/or Unpurchased Convertible Notes	Convertible Notes not tendered or not purchased pursuant to the Offer, including as a result of proration, will remain outstanding and will continue to accrue interest in accordance with their terms. Although Alliance One has no obligation to do so, Alliance One may purchase the untendered Convertible Notes in any lawful manner available to Alliance One at any time after the date that is ten business days following the Expiration Time. See “Additional Considerations Concerning the Offer — Subsequent Purchase of the Convertible Notes.”

Acceptance for Payment and Payment	Upon the terms and subject to the conditions set forth herein and in the Letter of Transmittal, Alliance One will, promptly after the Expiration Time, accept for payment Convertible Notes validly tendered and not validly withdrawn prior to the Expiration Time in an aggregate principal amount of up to $30.0 million. If a Holder validly tenders and does not validly withdraw its Convertible Notes prior to the Expiration Time and Alliance One accepts such Convertible Notes for payment, upon the terms and subject to the conditions of the Offer, including provisions for proration, Alliance One will pay the Purchase Price and Accrued Interest for such Convertible Notes on the Payment Date.

Payments for Convertible Notes purchased pursuant to the Offer will be made on the Payment Date by the deposit of immediately available funds by Alliance One with the Information Agent and Tender Agent or, upon the Information Agent and Tender Agent’s instructions, DTC. The Information Agent and Tender Agent and/or DTC will act as agent for the tendering Holders for the purpose of receiving payments from Alliance One and transmitting such payments to such Holders. Any Convertible Notes purchased pursuant to the Offer will be cancelled. Any Convertible Notes tendered but not purchased pursuant to the Offer, including as a result of proration, will be returned to the Holders promptly after the Expiration Time. See “Acceptance for Payment and Payment.”

Material U.S. Federal Income Tax Consequences	For a discussion of material U.S. federal income tax consequences relating to the Offer, see “Material U.S. Federal Income Tax Consequences.”

Dealer Manager	Deutsche Bank Securities Inc. is the Dealer Manager for the Offer. Its address and telephone number are set forth on the back cover of this Offer to Purchase.

Information Agent and Tender Agent	D.F. King & Co., Inc. is the Information Agent and Tender Agent for the Offer. Its address and telephone numbers are set forth on the back cover of this Offer to Purchase.

Additional Considerations; Further Information	You should consider carefully all of the information set forth in this Offer to Purchase, as well as the information incorporated by reference herein, including the factors described in the section entitled “Additional Considerations Concerning the Offer,” before deciding whether to tender some or all of your Convertible Notes in the Offer.

Any questions or requests for assistance concerning the terms of the Offer may be directed to the Dealer Manager at its address and telephone number set forth on the back cover of this Offer to Purchase. Any other questions or requests for assistance, including requests for additional copies of this Offer to Purchase and the Letter of Transmittal, may be directed to the Information Agent and Tender Agent at its address and telephone number set forth on the back cover of this Offer to Purchase.

ALLIANCE ONE INTERNATIONAL, INC.

Our Business

Alliance One is one of only two global independent publicly held leaf tobacco merchants, each with similar global market shares. We have broad geographic processing capabilities, a diversified product offering and an established customer base, including all of the major consumer tobacco product manufacturers. We select, purchase, process, store, pack and ship tobacco grown in more than 35 countries, serving manufacturers of cigarettes and other consumer tobacco products in approximately 90 countries around the world. We process tobacco to meet each customer’s specifications. The processing of leaf tobacco facilitates shipping and prevents spoilage and is an essential service to our customers because the quality of processed leaf tobacco substantially affects the quality of the manufacturer’s end product. In an increasing number of important markets, we also provide agronomy expertise for growing leaf tobacco.

Alliance One has developed an extensive international network through which we purchase, process and sell tobacco and we hold a leading position in most tobacco growing regions in the world. We sell our processed tobacco primarily to large multinational cigarette manufacturers, including Philip Morris International, Inc. (“PMI”), Japan Tobacco, Inc. (“JTI”), Imperial Tobacco Group PLC, China Tobacco International Inc., British American Tobacco p.l.c., Philip Morris USA, Inc., Eastern Company S.A.E., R. J. Reynolds Tobacco Company, Lorillard Tobacco Company and others.

Product

Leaf tobacco merchants purchase, process, pack, store and ship tobacco to manufacturers of cigarettes and other consumer tobacco products throughout the world. In an increasing number of markets, we also provide agronomy expertise for growing leaf tobacco. Our revenues are primarily comprised of sales of processed tobacco and fees charged for processing and related services to these manufacturers of tobacco products. Processing and other revenues are less than 5% of our total revenues. We do not manufacture cigarettes or other consumer tobacco products.

Geographic Regions of Operation

We process tobacco in more than 35 owned and third-party facilities around the world including Argentina, Brazil, China, Guatemala, India, Tanzania, the United States, Malawi, Thailand, Germany, Indonesia, Macedonia, Bulgaria and Turkey. These facilities encompass all leading export locations of flue-cured, burley and oriental tobaccos. In addition, we have entered into contracts, joint ventures and other arrangements for the purchase of tobacco grown in substantially all other countries that produce export-quality flue-cured and burley tobacco.

Purchasing

Tobacco is primarily purchased directly from suppliers, with small quantities still sold at auction. In non-auction markets, we purchase tobacco directly from suppliers and we assume the risk of matching the quantities and grades required by our customers to the entire crop we must purchase under contract. In other non-auction markets, such as China, we buy tobacco from local entities that have purchased tobacco from suppliers and supervise the processing of that tobacco by those local entities. Principal auction markets include India, Malawi and Zimbabwe and our network of tobacco operations and buyers allows us to cover the major auctions of flue-cured and burley tobacco throughout the world. In the United States and other locations, a number of our customers purchase tobacco directly from the suppliers in addition to the leaf merchants. The number of customers purchasing tobacco directly from suppliers and the locations in which they purchase tobacco directly from suppliers is expanding.

Our arrangements with suppliers vary from locale to locale depending on our predictions of future supply and demand, local historical practice and availability of capital. In certain jurisdictions, we purchase seeds, fertilizer, pesticides and other products related to growing tobacco and advance them to suppliers, which represents prepaid inventory. The suppliers then utilize these inputs to grow tobacco, which we are contractually obligated to purchase. In these jurisdictions, our agronomists maintain frequent contact with suppliers prior to and during the growing and curing seasons to provide technical assistance to improve the quality and yield of the crop.

Processing

We process tobacco to meet each customer’s specifications as to quality, yield, chemistry, particle size, moisture content and other characteristics. Unprocessed tobacco is a semi-perishable commodity that generally must be processed within a relatively short period of time to prevent fermentation or deterioration in quality. Accordingly, we have located our production facilities in proximity to our principal sources of tobacco.

Customers

We ship tobacco to manufacturers of cigarettes and other consumer tobacco products located in approximately 90 countries around the world as designated by these manufacturers. In certain countries we also use commissioned agents to supplement our selling efforts.

The consumer tobacco business is dominated by a relatively small number of large multinational cigarette manufacturers and by government controlled entities. Including their respective affiliates, accounting for more than 10% of our revenues were each of PMI, JTI, Imperial Tobacco Group PLC and China Tobacco International Inc. for the year ended March 31, 2013; PMI, JTI and Imperial Tobacco Group PLC for the year ended March 31, 2012; and PMI, JTI and British American Tobacco p.l.c. for the year ended March 31, 2011.

In fiscal year 2013, Alliance One delivered approximately 41% of its tobacco sales to customers in Europe and approximately 19% to customers in the United States. One customer directs shipments to its Belgium storage and distribution center before shipment to its manufacturing facilities in Europe and Asia. In 2013, these Belgium sales accounted for 20% of sales to customers in Europe. The remaining sales are to customers located in Asia, Africa and other geographic regions of the world.

Corporate Information

Alliance One is a Virginia corporation, and our common stock has been traded on the New York Stock Exchange since 1995. Through our predecessor companies, we have a long operating history in the leaf tobacco industry and have maintained relationships with many of our major customers for more than 50 years, with some of these relationships beginning in the early 1900s. Alliance One’s consolidated entities employed approximately 3,330 persons, excluding seasonal employees, in our worldwide operations at March 31, 2013. Our principal executive offices are located at 8001 Aerial Center Parkway, Morrisville, North Carolina 27560-8417 and our telephone number is (919) 379-4300.

THE OFFER

Introduction

Alliance One hereby offers, upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal, to purchase for cash up to $30.0 million in aggregate principal amount of the Convertible Notes that are validly tendered and not validly withdrawn prior to the Expiration Time for the Purchase Price plus Accrued Interest.

Upon the terms and subject to the conditions set forth herein and in the Letter of Transmittal, Alliance One will, promptly after the Expiration Time, accept for payment Convertible Notes validly tendered and not validly withdrawn prior to the Expiration Time in an aggregate principal amount of up to $30.0 million. If a Holder validly tenders its Convertible Notes prior to the Expiration Time and does not validly withdraw its Convertible Notes prior to the Expiration Time and Alliance One accepts such Convertible Notes for payment, upon the terms and subject to the conditions of the Offer, including provisions for proration, Alliance One will pay the Purchase Price plus Accrued Interest for such Convertible Notes on the Payment Date.

Convertible Notes accepted for payment pursuant to the Offer will be accepted only in principal amounts of $1,000 or an integral multiple thereof.

Purchase Price; Accrued Interest

The Purchase Price per $1,000 principal amount of Convertible Notes validly tendered and not validly withdrawn is $1,030. In addition, Holders whose Convertible Notes are purchased pursuant to the Offer will be entitled to receive Accrued Interest on those Convertible Notes. Under no circumstances will any additional interest be payable because of any delay in the transmission of funds to the Holders of purchased Convertible Notes.

The Purchase Price and Accrued Interest for Convertible Notes purchased pursuant to the Offer will be paid on the Payment Date, which will be promptly after the Expiration Time. Any such payments will be made by the deposit of immediately available funds by Alliance One with the Information Agent and Tender Agent or, upon the Information Agent and Tender Agent’s instructions, DTC. The Information Agent and Tender Agent and/or DTC will act as agent for the tendering Holders for the purpose of receiving payments from Alliance One and transmitting such payments to such Holders. See “Acceptance for Payment and Payment.”

Tenders of Convertible Notes pursuant to the Offer may be validly withdrawn at any time prior to the Expiration Time by following the procedures described herein. See “Procedures for Tendering and Withdrawing Convertible Notes — Withdrawal of Tenders by Holders.” In addition, if not previously accepted for payment, tendered Convertible Notes may be withdrawn after the date that is 40 business days after the commencement of the Offer. If Holders validly withdraw previously tendered Convertible Notes, such Holders will not receive the Purchase Price unless such Convertible Notes are validly retendered and not again validly withdrawn prior to the Expiration Time (and Alliance One accepts the Convertible Notes for payment, upon the terms and subject to the conditions of the Offer).

Expiration Time; Extension; Amendment; Termination

The term “Expiration Time” with respect to the Offer means midnight, New York City time, at the end of Friday, August 16, 2013, unless extended or earlier terminated by Alliance One. If the Offer is extended, “Expiration Time” shall mean the new time and date on which the Offer, as so extended, will expire. Alliance One may extend the Expiration Time for any purpose, including to permit the satisfaction or waiver of all conditions to the Offer or for any other reason. In order to extend the Expiration Time, Alliance One will notify the Information Agent and Tender Agent and will make a public announcement prior to 9:00 a.m., New York City time, on the next New York City business day after the previously scheduled Expiration Time. Any such announcement will state that Alliance One is extending the Offer for a specified period or on a daily basis. Without limiting the manner in which Alliance One may choose to make a public announcement of any extension of the Offer, Alliance One will not, unless required by law, have any obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a timely press release.

Alliance One’s obligation to accept for payment, and pay for, any Convertible Notes validly tendered and not validly withdrawn prior to the Expiration Time is conditioned on the satisfaction of, or where applicable the waiver of, the Financing Condition, the Credit Facility Condition, the Redemption Condition (each as defined under “Conditions to the Offer”) and certain other conditions applicable to the Offer described herein. See “Conditions to the Offer.”

Alliance One expressly reserves the right, in its sole discretion but subject to applicable law, to (i) waive any and all of the conditions of the Offer prior to the Expiration Time, (ii) extend the Expiration Time of the Offer, (iii) amend the terms of the Offer or (iv) if any of the conditions to the Offer are not satisfied, terminate the Offer and not accept for payment any Convertible Notes tendered in the Offer. Any extension, amendment or termination will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which Alliance One may choose to make such announcement, Alliance One shall not, unless required by law, have any obligation to publish, advertise or otherwise communicate any such announcement other than by issuing a timely press release.

If Alliance One extends the Offer or delays its acceptance for payment, or its payment, for any Convertible Notes tendered in the Offer for any reason, then, without prejudice to Alliance One’s rights under that Offer, the Information Agent and Tender Agent may retain tendered Convertible Notes on behalf of Alliance One. However, the ability of Alliance One to delay acceptance for payment, or payment, for Convertible Notes that are validly tendered and not withdrawn prior to the Expiration Time is limited by Rules 13e-4 and 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which require that an offeror pay the consideration offered or return the securities deposited by or on behalf of Holders promptly after the termination or withdrawal of a tender offer.

If Alliance One terminates or amends the Offer, it will notify the Information Agent and Tender Agent by oral or written notice (with any oral notice to be promptly confirmed in writing) and will issue a timely press release or other public announcement regarding the termination or amendment.

If Alliance One makes a material change in the terms of the Offer or the information concerning the Offer, or waives a material condition of the Offer, Alliance One will promptly disseminate disclosure regarding the changes to the Offer and extend the Offer, each if required by law, to ensure that the Offer remains open a minimum of five business days from the date Alliance One disseminates disclosure regarding the changes. If Alliance One makes a change in the principal amount of Convertible Notes sought or the Offer consideration, including the amount of the Purchase Price, Alliance One will promptly disseminate disclosure regarding the changes and extend the Offer, each if required by law, to ensure that the Offer remains open a minimum of ten business days from the date Alliance One disseminates disclosure regarding the changes. For purposes of the Offer, “business day” means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

Proration

If Convertible Notes with an aggregate principal amount in excess of $30.0 million are validly tendered and not validly withdrawn pursuant to the Offer, then, subject to the terms and conditions of the Tender Offer, Alliance One will accept for payment only $30.0 million in aggregate principal amount of Convertible Notes. In that event:

•

the proration for each Holder tendering Convertible Notes will be calculated with a proration factor of such amount so that Alliance One only accepts for purchase an aggregate principal amount of Convertible Notes of $30.0 million; and

•

if the aggregate principal amount of Convertible Notes calculated by application of the proration factor is not an integral multiple of 1,000, then the aggregate principal amount of Convertible Notes accepted from such Holder will be rounded down to the nearest $1,000 principal amount of Convertible Notes;

If, however, a Holder tenders a principal amount of Convertible Notes that, after proration, would result in an accepted principal amount that is less than $1,000 principal amount, Alliance One will accept $1,000 principal amount of Convertible Notes from such tendering Holder.

In the event of proration, we will determine the proration factor and pay for those tendered Convertible Notes accepted for payment promptly after the Expiration Time; however, we do not expect to be able to announce the final results of any proration and commence payment for Convertible Notes purchased until approximately two business days after the Expiration Time. The preliminary results of any proration will be announced by press release promptly after the Expiration Time.

This Offer to Purchase and the related Letter of Transmittal will be sent to record Holders of Convertible Notes and will be furnished to brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on our Holder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Convertible Notes.

Purpose of the Transaction; Plans

Together with the proposed debt refinancing transactions described below, the purpose of the Offer is to provide Alliance One with financial flexibility through the refinancing of a portion of its consolidated indebtedness.

Any Convertible Notes purchased by Alliance One in the Offer will be cancelled and will cease to be outstanding. Any Convertible Notes that remain outstanding after the Offer, including as a result of proration, will continue to be obligations of Alliance One, and Holders of those Convertible Notes will continue to have all of the rights associated with those Convertible Notes. We are not seeking the approval of the Holders for any amendment of the Convertible Notes or of the indenture governing the Convertible Notes in connection with this Offer. See “Additional Considerations Concerning the Offer — Material Differences in the Rights of Holders of Convertible Notes as a Result of the Offer.”

On July 1, 2013, Alliance One conditionally called all of its outstanding 10% senior notes due 2016 (the “Senior Notes”) for redemption (the “Redemption”), at a redemption price of 105% of the principal amount thereof, plus accrued and unpaid interest on the Senior Notes to, but not including, the date of redemption, August 2, 2013 (the “Redemption Date”). The Redemption of the Senior Notes is subject to the satisfaction, or waiver by Alliance One, prior to the Redemption Date of the following conditions: the completion by Alliance One of new long-term debt financing on terms and conditions satisfactory to Alliance One and the completion, on terms and conditions satisfactory to Alliance One, of an amendment to, or replacement of, Alliance One’s existing senior secured revolving credit facility. Upon the redemption of the Senior Notes, Alliance One intends to take all other actions necessary to satisfy and discharge the indenture governing the Senior Notes.

Alliance One intends to fund the purchase of any Convertible Notes in the Offer and the redemption of the Senior Notes in the Redemption with the net proceeds from the issuance and sale of $735 million in aggregate principal amount of the Second Lien Notes (the “Debt Financing”) expected to be completed on August 1, 2013, which is prior to the Expiration Time, on terms and conditions satisfactory to Alliance One. See “— Source and Amount of Funds.”

On July 26, 2013, Alliance One and certain of its subsidiaries entered into an Amendment and Restatement Agreement to immediately amend certain financial covenants in Alliance One’s existing senior secured revolving credit facility and, thereafter, to conditionally amend and restate (the “Credit Facility Amendment”), Alliance One’s senior secured revolving credit facility to, among other things, permit (i) the purchase of any and all of the outstanding Convertible Notes as contemplated by this Offer to Purchase, (ii) the redemption of all of the outstanding Senior Notes pursuant to the Redemption and (iii) the completion of the Debt Financing.

Upon effectiveness of the Credit Facility Amendment, which the Company expects to occur on August 1, 2013, the agreement governing the Company’s senior secured revolving credit facility will be amended and restated to provide for a senior secured revolving credit facility with a syndicate of banks of approximately $303.9 million, which will automatically reduce to approximately $210.3 million in April 2014, and will mature in April 2017, subject to a springing maturity in April 2014 if by that date Alliance One has not deposited sufficient amounts to fund the repayment at maturity of all then outstanding Convertible Notes. Borrowings under the amended and restated senior secured revolving credit facility will initially bear interest at an annual rate of LIBOR plus 3.75% and base rate plus 2.75%, as applicable, though the interest rate under the senior secured revolving credit facility will be subject to increase or decrease according to a consolidated interest coverage ratio.

The Credit Facility Amendment remains subject to significant conditions, including the consummation of the Debt Financing, the deposit with the trustee under the indenture for the Senior Notes of net proceeds of the Debt Financing in an amount sufficient to fund the redemption of the Senior Notes in the Redemption, and the deposit of the net proceeds of the Debt Financing not so applied to the redemption of all of the Senior Notes to a segregated account maintained by the lenders under the senior secured revolving credit facility to be used solely to purchase any and all of the Convertible Notes tendered in the Offer and, subject to conditions, to retire any remaining Convertible Notes not purchased in the Offer, including repayment at maturity. Alliance One currently expects each of these conditions to be met on August 1, 2013, the anticipated closing date of the offering of Second Lien Notes.

Source and Amount of Funds

We expect that Alliance One will need approximately $31.1 million to purchase the Convertible Notes pursuant to the Offer (excluding fees and expenses related to the Offer), assuming that (i) $30.0 million in aggregate principal amount of the Convertible Notes are validly tendered (and not validly withdrawn) and accepted for payment and (ii) the Payment Date is August 19, 2013. On July 26, 2013, Alliance One announced that it had priced an offering of $735 million in aggregate principal amount of the Second Lien Notes at a price of 98.000% of face value in an offering in the United States to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to persons in offshore transactions in reliance on Regulation S under the Securities Act. In connection with the pricing of the offering of the Second Lien Notes, Alliance One entered into a purchase agreement with certain initial purchasers providing for the issuance and sale of the Second Lien Notes. The completion of the Debt Financing remains subject to conditions set forth in the purchase agreement, including the effectiveness of the Credit Facility Amendment and other customary conditions, including conditions beyond Alliance One’s control. The issuance and sale of the Second Lien Notes is expected to close on August 1, 2013. The Offer is conditioned upon the consummation by Alliance One of the Debt Financing, as described under “Conditions to the Offer — Financing Condition.” There are no alternative financing arrangements or plans in the event that the Financing Condition is not met. Subject to Rule 14e-1(c) under the Exchange Act, if the Financing Condition is not satisfied, we will not be required to accept for purchase, or pay for, any Convertible Notes in the Offer.

If the Financing Condition is satisfied, we will promptly disclose this information and we will disseminate additional tender offer materials and extend the Offer to the extent required by Rule 13e-4(d)(2) and Rule 13e-4(e)(3) under the Exchange Act.

Conditions of the Offer

Notwithstanding any other provision of the Offer, Alliance One’s obligation to accept for payment, and pay for, any Convertible Notes validly tendered and not validly withdrawn pursuant to the Offer is conditioned on the satisfaction of, or where applicable the waiver of, the Financing Condition, the Credit Facility Condition, the Redemption Condition and certain other conditions applicable to the Offer described under “Conditions to the Offer.” Alliance One reserves the right in its sole discretion to waive any and all conditions to the Offer. The Offer is not conditioned upon the tender of any minimum aggregate principal amount of Convertible Notes. See “Conditions to the Offer.”

PROCEDURES FOR TENDERING AND WITHDRAWING CONVERTIBLE NOTES

The tender of Convertible Notes pursuant to the Offer and in accordance with the procedures described below will constitute a valid tender of Convertible Notes. If a Holder validly tenders and does not validly withdraw its Convertible Notes prior to the Expiration Time and Alliance One accepts such Convertible Notes for payment, upon the terms and subject to the conditions of the Offer, including provisions for proration, Alliance One will pay such Holder the Purchase Price plus Accrued Interest for such Convertible Notes on the Payment Date. Any Convertible Notes tendered and validly withdrawn prior to the Expiration Time will be deemed not to have been validly tendered.

The outstanding Convertible Notes are currently represented by global notes registered in the name of Cede & Co., DTC’s nominee (the “Global Notes”). Cede & Co. is currently the only registered Holder of the Convertible Notes. The aggregate principal amount of the Global Notes will be reduced to represent the aggregate principal amount of the Convertible Notes held through DTC and not tendered and accepted for purchase pursuant to the Offer, including as a result of provisions for proration.

DTC facilitates the clearance and settlement of transactions through electronic book-entry changes in accounts of DTC participants (each, a “DTC Participant”). DTC Participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. Persons that are not DTC Participants beneficially own the Convertible Notes only through DTC Participants. Beneficial owners and DTC Participants desiring that Convertible Notes be tendered on the day on which the Expiration Time is to occur should be aware that they must allow sufficient time for completion of the ATOP procedures during normal business hours of DTC on such day.

Tenders of Convertible Notes by Beneficial Owners other than DTC Participants

If you beneficially own Convertible Notes through an account maintained by a broker, dealer, commercial bank, trust company or other nominee and you desire to tender Convertible Notes, you should contact your nominee promptly and instruct it to tender your Convertible Notes on your behalf.

IF YOU HOLD YOUR CONVERTIBLE NOTES THROUGH A BROKER, DEALER, CUSTODIAN TRUST COMPANY OR OTHER NOMINEE, YOU SHOULD KEEP IN MIND THAT SUCH ENTITY MAY REQUIRE YOU TO TAKE ACTION WITH RESPECT TO THE OFFER A NUMBER OF DAYS BEFORE THE EXPIRATION TIME IN ORDER FOR SUCH ENTITY TO TENDER CONVERTIBLE NOTES ON YOUR BEHALF ON OR PRIOR TO THE EXPIRATION TIME. TENDERS NOT COMPLETED BY SUCH BROKER, DEALER, CUSTODIAN, TRUST COMPANY OR OTHER NOMINEE PRIOR TO THE EXPIRATION TIME WILL BE DISREGARDED AND OF NO EFFECT.

Tenders of Convertible Notes by DTC Participants

To participate in the Offer, a DTC Participant must:

•	comply with the ATOP of DTC described below; or

•

(i) complete and sign and date the Letter of Transmittal, or a facsimile of the Letter of Transmittal; (ii) have the signature on the Letter of Transmittal guaranteed if the Letter of Transmittal so requires; and (iii) mail or deliver the Letter of Transmittal or facsimile thereof to the Information Agent and Tender Agent prior to the Expiration Time.

In addition, either:

•	the Information Agent and Tender Agent must receive, prior to the Expiration Time, a properly transmitted Agent’s Message (as defined below); or

•

the Information Agent and Tender Agent must receive, prior to the Expiration Time, a timely confirmation of book-entry transfer of such Convertible Notes into the Information Agent and Tender Agent’s account at DTC according to the procedure for book-entry transfer described below and the Letter of Transmittal and other documents required by the Letter of Transmittal.

If a DTC Participant chooses to tender by delivery of a Letter of Transmittal, to be validly tendered the Information Agent and Tender Agent must receive any physical delivery of the Letter of Transmittal and other required documents at its address indicated on the back cover of this Offer to Purchase and the front cover of the Letter of Transmittal prior to the Expiration Time.

The method of delivery of the Letter of Transmittal and all other required documents to the Information Agent and Tender Agent is at your election and risk. Rather than mail these items, we recommend that you use an overnight delivery service. In all cases, you should allow sufficient time to assure delivery to the Information Agent and Tender Agent before the Expiration Time.

LETTERS OF TRANSMITTAL MUST BE SENT ONLY TO THE INFORMATION AGENT AND TENDER AGENT. DO NOT SEND LETTERS OF TRANSMITTAL TO ALLIANCE ONE OR THE DEALER MANAGER.

Tendering through DTC’s ATOP

The Information Agent and Tender Agent and DTC have confirmed that the Offer is eligible for ATOP. Pursuant to an authorization given by DTC to DTC Participants, each DTC Participant that holds Convertible Notes through DTC and chooses to accept the Offer may, instead of physically completing and signing the Letter of Transmittal and delivering it to the Information Agent and Tender Agent, transmit its acceptance of the Offer electronically through ATOP, and DTC will then edit and verify the acceptance, execute a book-entry delivery to the Information Agent and Tender Agent’s account at DTC and send an Agent’s Message (as defined below) to the Information Agent and Tender Agent for its acceptance. The Information Agent and Tender Agent has established accounts at DTC for purposes of the Offer with respect to Convertible Notes held through DTC, and any financial institution that is a DTC Participant may make book-entry delivery of Convertible Notes into the Information Agent and Tender Agent’s account through ATOP. However, although delivery of the Convertible Notes may be effected through book-entry transfer into the Information Agent and Tender Agent’s account through ATOP, an Agent’s Message in connection with such book-entry transfer and any other required documents must be, in any case, transmitted to and received by the Information Agent and Tender Agent at its address set forth on the back cover of this Offer to Purchase prior to the Expiration Time. Delivery of documents to DTC, Alliance One or the Dealer Manager does not constitute delivery to the Information Agent and Tender Agent. The confirmation of a book-entry transfer into the Information Agent and Tender Agent’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”

The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Information Agent and Tender Agent and forming a part of the Book-Entry Confirmation, to the effect that DTC has received an express acknowledgment from a DTC Participant in its ATOP that it is tendering Convertible Notes that are the subject of such Book-Entry Confirmation, that DTC has received an express acknowledgment from such DTC Participant that such DTC Participant has received and agrees to be bound by the terms and conditions of the Offer as set forth in this Offer to Purchase and the Letter of Transmittal, and that Alliance One may enforce such agreement against such DTC Participant.

Signatures and Signature Guarantees

If you are using a Letter of Transmittal or notice of withdrawal, you must have signatures guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the NYSE Medallion Signature Program or the Stock Exchange Medallion Program (each, an “Eligible Institution”); provided, however, that signatures on the Letter of Transmittal need not be guaranteed if such Convertible Notes are tendered for the account of an Eligible Institution. See Instruction 2 of the Letter of Transmittal. If a Letter of Transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or other person acting in a fiduciary or representative capacity, such person must so indicate when signing, and proper evidence satisfactory to Alliance One of the authority of such person so to act must be submitted.

U.S. Federal Income Tax Backup Withholding

Under the “backup withholding” provisions of U.S. federal income tax law, unless the beneficial owner satisfies the conditions described in Instruction 8 of the Letter of Transmittal or is otherwise exempt, the aggregate Purchase Price and Accrued Interest payable to such person may be subject to backup withholding at a rate of 28%. To prevent backup withholding, each U.S. Holder (as defined below in “Material U.S. Federal Income Tax Consequences”) should complete and sign the Internal Revenue Service (“IRS”) Form W-9 provided with the Letter of Transmittal. Each Non-U.S. Holder (as defined below in “Material U.S. Federal Income Tax Consequences”) must submit the appropriate completed IRS Form W-8 (generally IRS Form W-8BEN) to avoid backup withholding. See Instruction 8 of the Letter of Transmittal.

Effect of Tender

Subject to, and effective upon, the acceptance for payment of, and payment for, the Convertible Notes tendered thereby, by executing and delivering a Letter of Transmittal a tendering Holder of Convertible Notes (i) sells, assigns and transfers to, or upon the order of, Alliance One, all right, title and interest in and to all the Convertible Notes tendered thereby; (ii) waives any and all rights, other than rights under federal securities laws, with respect to such Convertible Notes (including, without limitation, any existing or past defaults and their consequences in respect of such Convertible Notes and the indenture under which the Convertible Notes were issued); (iii) releases and discharges Alliance One from any and all claims, other than claims under federal securities laws, such Holder may have now, or may have in the future arising out of, or related to, such Convertible Notes, including, without limitation, any claims that such Holder is entitled to receive additional principal or interest payments with respect to such Convertible Notes, to convert the Convertible Notes into shares of Alliance One’s common stock or be entitled to any of the benefits under the indenture under which the Convertible Notes were issued; and (iv) irrevocably constitutes and appoints the Information Agent and Tender Agent as the true and lawful agent and attorney-in-fact of such Holder with respect to any such tendered Convertible Notes (with full knowledge that the Information Agent and Tender Agent also acts as the agent of Alliance One) with respect to such Convertible Notes, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) transfer ownership of such Convertible Notes on the account books maintained by DTC, together, in any such case, with all accompanying evidences of transfer and authenticity, to Alliance One, (b) present such Convertible Notes for transfer on the relevant security register, (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Convertible Notes (except that the Information Agent and Tender Agent will have no rights to, or control over, funds from Alliance One, except as agent for the tendering Holders, for the Purchase Price and Accrued Interest for any tendered Convertible Notes that are purchased by Alliance One) and (d) deliver to Alliance One the Letter of Transmittal, all in accordance with the terms and subject to the conditions of the Offer.

The tender of Convertible Notes pursuant to any one of the procedures described above will constitute the tendering Holder’s acceptance of the terms and conditions of the Offer and an agreement between the tendering Holder and us upon the terms and subject to the conditions of the Offer, as well as the tendering Holder’s representation and warranty to us that (1) the Holder has a “net long position” in the Convertible Notes or equivalent securities at least equal to the principal amount of Convertible Notes tendered within the meaning of Rule 14e-4 promulgated by the SEC under the Exchange Act and (2) the tender of Convertible Notes complies with Rule 14e-4. It is a violation of Rule 14e-4 under the Exchange Act for a person, directly or indirectly, to tender Convertible Notes for his own account unless the person so tendering (1) has a net long position equal to or greater than the aggregate principal amount of (x) Convertible Notes tendered or (y) other securities immediately convertible into, or exercisable or exchangeable for, the aggregate principal amount of Convertible Notes tendered and will acquire such Convertible Notes for tender by conversion, exercise or exchange of such other securities and (2) will cause such Convertible Notes to be delivered in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

The tender by a Holder that is not validly withdrawn prior to our acceptance of the tender will constitute a binding agreement between the Holder and us in accordance with the terms, including provisions for proration, and subject to the conditions described in this Offer to Purchase and in the Letter of Transmittal. The valid tender of Convertible Notes will constitute the agreement of the Holder to deliver good title to all tendered Convertible Notes, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind.

Determination of Validity

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of Convertible Notes pursuant to the procedures described in this Offer to Purchase and the Letter of Transmittal and the form and validity of all documents will be determined by Alliance One in its sole discretion. Alliance One reserves the absolute right to reject any or all tenders that are not in proper form or the acceptance of or payment for which may, upon the advice of counsel for Alliance One, be unlawful. Alliance One also reserves the absolute right to waive any of the conditions of the Offer and any defect or irregularity in the tender of any particular Convertible Notes, subject to applicable law. Any determination by Alliance One as to the validity, form, eligibility and acceptance of Convertible Notes for payment, or any interpretation by Alliance One as to the terms and conditions of the Offer, is subject to applicable law and, if challenged by Holders or otherwise, to the judgment of a court of competent jurisdiction. Alliance One is not obligated and does not intend to accept any alternative, conditional or contingent tenders. Unless waived, any irregularities in connection with tenders must be cured within such time as Alliance One shall determine. None of Alliance One or any of its affiliates or assigns, the Information Agent and Tender Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in such tenders or will incur any liability to a Holder for failure to give such notification. Tenders of Convertible Notes will not be deemed to have been made until such irregularities have been cured or waived. Any Convertible Notes received by the Information Agent and Tender Agent that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the Information Agent and Tender Agent to the tendering Holders, unless otherwise provided in the Letter of Transmittal, as promptly as practical following the Expiration Time.

THE METHOD OF DELIVERY OF CONVERTIBLE NOTES AND LETTERS OF TRANSMITTAL, ANY REQUIRED SIGNATURE GUARANTEES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC AND ANY ACCEPTANCE THROUGH ATOP, IS AT THE ELECTION AND RISK OF THE PERSONS TENDERING AND DELIVERING LETTERS OF TRANSMITTAL AND, EXCEPT AS OTHERWISE PROVIDED IN THE LETTER OF TRANSMITTAL, DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE INFORMATION AGENT AND TENDER AGENT. IF DELIVERY IS BY MAIL, IT IS SUGGESTED THAT THE HOLDER USE PROPERLY INSURED, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, AND THAT THE MAILING BE MADE SUFFICIENTLY IN ADVANCE OF THE EXPIRATION TIME TO PERMIT DELIVERY TO THE INFORMATION AGENT AND TENDER AGENT PRIOR TO THE EXPIRATION TIME.

No Appraisal Rights

No appraisal rights are available to holders of Convertible Notes under applicable law in connection with the Offer.

No Guaranteed Delivery

There are no guaranteed delivery provisions provided for by Alliance One in connection with the Offer under the terms of this Offer to Purchase or any other related documents. Holders must tender their Convertible Notes in accordance with the procedures set forth above and complete such procedures prior to the Expiration Time in order to be eligible to receive the Purchase Price.

Withdrawal of Tenders by Holders

Except as otherwise provided herein, tenders of Convertible Notes pursuant to the Offer are irrevocable. Withdrawal of Convertible Notes by Holders may only be accomplished in accordance with the following procedures.

Holders may withdraw Convertible Notes tendered in the Offer at any time prior to the Expiration Time. Thereafter, such tenders may be withdrawn after the 40th business day following the commencement of the Offer, in accordance with Rule 13e-4(f) of the Exchange Act, unless such Convertible Notes have been accepted for payment as provided in this Offer to Purchase. If Alliance One extends the Offer, is delayed in its acceptance for payment of Convertible Notes or is unable to purchase Convertible Notes validly tendered and not validly withdrawn under the Offer for any reason, then, without prejudice to Alliance One’s rights under the Offer, the Information Agent and Tender Agent may nevertheless, on Alliance One’s behalf, retain tendered Convertible Notes, and such Convertible Notes may not be withdrawn except to the extent that the Holder is entitled to withdrawal rights described herein.

For a withdrawal of a tender of Convertible Notes to be effective, the Information Agent and Tender Agent must receive a written or facsimile transmission containing a notice of withdrawal prior to the Expiration Time, by mail, or hand delivery or by a properly transmitted “Request Message” through ATOP.

Any such notice of withdrawal must (i) specify the name of the Holder who tendered the Convertible Notes to be withdrawn, (ii) contain the aggregate principal amount represented by such Convertible Notes, (iii) contain a statement that such Holder is withdrawing the election to tender such Holder’s Convertible Notes, and (iv) unless transmitted through ATOP, be signed by the Holder in the same manner as the original signature on such Holder’s Letter of Transmittal, including any required signature guarantee(s), or be accompanied by evidence satisfactory to Alliance One that the person withdrawing the tender has succeeded to the beneficial ownership of the Convertible Notes. Any notice of withdrawal must identify the Convertible Notes to be withdrawn, including the name and number of the account at DTC to be credited, and otherwise comply with the procedures of DTC.

If you tendered your Convertible Notes through a broker, dealer, commercial bank, trust company or other nominee and wish to withdraw your Convertible Notes, you will need to make arrangements for withdrawal with your nominee. Your ability to withdraw the tender of your Convertible Notes will depend upon the terms of the arrangements you have made with your nominees and, if your nominee is not the DTC Participant tendering those Convertible Notes, the arrangements between your nominee and such DTC Participant, including any arrangements involving intermediaries between your nominee and such DTC Participant.

Alliance One will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. Any such determination is subject to applicable law and, if challenged by Holders or otherwise, to the judgment of a court of competent jurisdiction. No withdrawal of Convertible Notes shall be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Alliance One or any of its affiliates or assigns, the Information Agent and Tender Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Convertible Notes may not be rescinded, and any Convertible Notes validly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, Holders may retender withdrawn Convertible Notes by following one of the procedures for tendering Convertible Notes described herein at any time prior to the Expiration Time.

ACCEPTANCE FOR PAYMENT AND PAYMENT

Upon the terms and subject to the conditions set forth herein and in the Letter of Transmittal, Alliance One will, promptly after the Expiration Time, accept for payment Convertible Notes validly tendered (or defectively tendered, if such defect has been waived by Alliance One in its sole discretion) and not validly withdrawn pursuant to the Offer prior to Expiration Time in an aggregate principal amount of up to $30.0 million. The Payment Date will be promptly after the Expiration Time. Any Convertible Notes purchased pursuant to the Offer will be cancelled.

Alliance One, at its option, may elect to extend an Expiration Time with respect to the Offer to a later date and time announced by Alliance One, provided that public announcement of that extension will be made not later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Time.

Alliance One expressly reserves the right, in its sole discretion, to terminate the Offer and not accept for payment any Convertible Notes tendered in the Offer if the Financing Condition, the Credit Facility Condition, the Redemption Condition or any of the other conditions set forth under “Conditions to the Offer” shall not have been satisfied or waived by Alliance One or in order to comply in whole or in part with any applicable law. In addition, Alliance One expressly reserves the right, in its sole discretion, to delay acceptance for payment, or payment, for Convertible Notes tendered in the Offer in order to permit any or all of those conditions to be satisfied or waived or to comply in whole or in part with any applicable law, subject in each case, however, to Rules 13e-4 and 14e-1(c) under the Exchange Act (which require that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of a tender offer). In all cases, payment for Convertible Notes accepted for payment pursuant to the Offer will be made only after timely confirmation of book-entry transfer of such Convertible Notes, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof or satisfaction of DTC’s ATOP procedures) on or before the Expiration Time, and any other documents required by the Offer.

Upon the terms and subject to the conditions set forth herein and in the Letter of Transmittal, after the Expiration Time, Alliance One will be deemed to have accepted for payment, and thereby purchased, Convertible Notes validly tendered and not validly withdrawn prior to such Expiration Time in an aggregate principal amount of up to $30.0 million only when, as and if Alliance One gives written notice to the Information Agent and Tender Agent of its acceptance for payment of such Convertible Notes. If Convertible Notes with an aggregate principal amount in excess of $30.0 million are validly tendered and not validly withdrawn pursuant to the Offer, then, subject to the terms and conditions of the Offer, Alliance One will accept for payment only $30.0 million aggregate principal amount of Convertible Notes. In that event, the proration for each Holder tendering Convertible Notes will be calculated with a proration factor of such amount so that Alliance One only accepts for purchase an aggregate principal amount of Convertible Notes of $30.0 million. On the Payment Date, Alliance One will deposit with the Information Agent and Tender Agent, or upon the Information Agent and Tender Agent’s instructions, DTC, in respect of, and the Information Agent and Tender Agent or DTC, as the case may be, will thereafter transmit to the Holders of, Convertible Notes accepted for payment, the Purchase Price and Accrued Interest.

In the event of proration, we will determine the proration factor and pay for those tendered Convertible Notes accepted for payment promptly after the Expiration Time; however, we do not expect to be able to announce the final results of any proration and commence payment for Convertible Notes purchased until approximately two business days after the Expiration Time. The preliminary results of any proration will be announced by press release promptly after the Expiration Time.

If Alliance One extends the Offer or delays its acceptance for payment, or payment, for Convertible Notes tendered in the Offer for any reason, then, without prejudice to Alliance One’s rights under that Offer, the Information Agent and Tender Agent may retain tendered Convertible Notes on behalf of Alliance One. However, the ability of Alliance One to delay such acceptance or payment is limited by Rules 13e-4 and 14e-1(c) under the Exchange Act as described above.

Holders whose Convertible Notes are accepted for payment pursuant to the Offer, subject to proration, will be entitled to Accrued Interest on those Convertible Notes. Under no circumstances will any additional interest be payable because of any delay in the transmission of funds to the Holders of purchased Convertible Notes.

Tendering Holders of Convertible Notes will not be required to pay brokerage commissions or fees of the Dealer Manager or the Information Agent and Tender Agent.

Alliance One will pay or cause to be paid any transfer taxes with respect to the transfer and sale of Convertible Notes to it, or to its order, pursuant to the Offer. If, however, payment is to be made to, or if Convertible Notes not tendered or purchased are to be registered in the name of, any person other than the Holder, or if tendered Convertible Notes are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of any transfer taxes (whether imposed on the Holder or such other person) payable on account of the transfer to such other person will be deducted from the Purchase Price payment (and any remaining amount of transfer taxes will be billed directly to the Holder or such other person) unless satisfactory evidence of the payment of such taxes or exemption therefrom is submitted.

If the Offer is terminated or the Convertible Notes are validly withdrawn prior to the Expiration Time, or the Convertible Notes are not accepted for payment or are not purchased as a result of proration, the Purchase Price will not be paid or become payable. If any tendered Convertible Notes are not purchased pursuant to the Offer for any reason, including as a result of proration, such Convertible Notes will be credited to the account maintained at DTC from which such Convertible Notes were delivered, unless otherwise requested by such Holder as provided under “Special Issuance Instructions” in the Letter of Transmittal, promptly following the Expiration Time or termination of the Offer.

CONDITIONS TO THE OFFER

Notwithstanding any other provision of the Offer, Alliance One will not be required to accept for purchase and pay for any Convertible Notes tendered, and Alliance One may terminate or amend the Offer or may postpone the acceptance for purchase of, or the purchase of and the payment for Convertible Notes, subject to Rule 14e-1(c) under the Exchange Act, which requires that an offeror pay the consideration offered or return the Convertible Notes tendered promptly after the termination or withdrawal of a tender offer, if the Financing Condition, the Credit Facility Condition, the Redemption Condition or the General Conditions set forth below have not been satisfied or waived.

Financing Condition

Alliance One intends to fund the purchase of the Convertible Notes in the Offer with a portion of the net proceeds from the Debt Financing, expected to be completed on August 1, 2013, which is prior to the Expiration Time, on terms and conditions satisfactory to Alliance One. Accordingly, the Offer is conditioned upon the completion by Alliance One, on or prior to the Expiration Time, of the Debt Financing on terms and conditions satisfactory to Alliance One, which condition is referred to herein as the “Financing Condition.” Alliance One currently expects the Financing Condition to be satisfied on August 1, 2013. See “The Offer — Source and Amount of Funds.”

Credit Facility Condition

Alliance One also intends to complete the Credit Facility Amendment to, among other things, permit (i) the purchase of any and all of the outstanding Convertible Notes as contemplated by this Offer to Purchase, (ii) the redemption of all of Alliance One’s Senior Notes pursuant to the Redemption and (iii) the completion of the Debt Financing. Accordingly, the Offer is conditioned upon the consummation of the Credit Facility Amendment on or prior to the Expiration Time, on terms and conditions satisfactory to Alliance One, which condition is referred to herein as the “Credit Facility Condition.” Alliance One currently expects the Credit Facility Condition to be satisfied on August 1, 2013.

Redemption Condition

Alliance One has conditionally called for redemption all of its Senior Notes pursuant to the Redemption, and the Offer is conditioned upon the redemption of all of the Senior Notes, and the satisfaction and discharge of the indenture governing the Senior Notes, on or prior to the Expiration Time, which condition is referred to herein as the “Redemption Condition.” Alliance One currently expects the Redemption Condition to be satisfied on August 2, 2013.

General Conditions

For purposes of the foregoing provisions, all of the “General Conditions” will be deemed to be satisfied at the Expiration Time unless Alliance One determines, in its reasonable judgment, that any of the following events has occurred:

•

there shall have occurred (i) any general suspension or limitation of trading in, or major disruption in settlements of, securities in U.S. securities or financial markets, including on any U.S. national securities exchange or in the over-the-counter market, or any suspension or limitation of trading in any securities of Alliance One on any U.S. national securities exchange or in the over-the-counter market, (ii) a material impairment in the trading market for debt securities generally or any significant change in the price of the Convertible Notes in the U.S. or other major securities or financial markets, (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks by federal or state authorities in the U.S. or other major financial markets (whether or not mandatory), (iv) any limitation (whether or not mandatory) by any governmental, administrative or regulatory authority or agency, domestic or foreign, on, or other event that, in Alliance One’s reasonable judgment, would have a reasonable likelihood of adversely affecting, the extension of credit by banks or other lending institutions in the U.S., (v) any attack on, outbreak or escalation of hostilities or acts of terrorism involving the U.S. that would reasonably be expected to have a materially adverse effect on the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of Alliance One or its subsidiaries, or (vi) any significant adverse change in U.S. securities or financial markets generally that, in Alliance One’s reasonable judgment, would have a material adverse effect on the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of Alliance One or its subsidiaries, or in the case of any of the foregoing existing on the date hereof, in the reasonable judgment of Alliance One, a material acceleration, escalation or worsening thereof;

•

there exists an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction that shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality or self-regulating organization that, in Alliance One’s reasonable judgment, would or might prohibit, prevent, restrict or delay consummation of the Offer or that is, or is reasonably likely to be, materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of Alliance One or its subsidiaries;

•

there shall have been instituted, threatened or be pending any action, proceeding or investigation (whether formal or informal) (or there shall have been any material adverse development in any action or proceeding currently instituted, threatened or pending) before or by any court, governmental, regulatory or administrative agency or instrumentality, or self-regulating organization, or by any other person, in connection with the Offer, that is, or is reasonably likely to be, in Alliance One’s reasonable judgment, materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of Alliance One or its subsidiaries, or which would or might, in Alliance One’s reasonable judgment, directly or indirectly prohibit, prevent, restrict or delay consummation of the Offer or otherwise adversely affect the Offer in any material manner;

•

there exists any other actual or threatened legal impediment (including a default under an agreement, indenture or other instrument or obligation to which Alliance One is a party, or by which it is bound) to the Offer or any other circumstances that would materially and adversely affect the transactions contemplated by the Offer or the contemplated benefits of the Offer to Alliance One;

•

there shall have occurred any development, event or events that (i) would or might directly or indirectly prohibit, prevent, restrict or delay the consummation of the Offer, (ii) would materially impair the contemplated benefits of the Offer to Alliance One, or (iii) is, or is reasonably likely to be, materially adverse to the business, operations, properties, conditions (financial or otherwise), assets, liabilities or prospects of Alliance One or its subsidiaries; or

•	in Alliance One’s reasonable judgment, as determined prior to the expiration of the Offer, the purchase of Convertible Notes will result in any adverse tax consequences to Alliance One;

•

the trustee for the Convertible Notes objects in any respect to, or takes any action that could, in the reasonable judgment of Alliance One, adversely affect the consummation of the Offer, or takes any action that challenges the validity or effectiveness of the procedures used by Alliance One in the making of the Offer or in the acceptance for purchase of or payment for the Convertible Notes.

The foregoing conditions are for the sole benefit of Alliance One and may be asserted by Alliance One in its sole discretion and may be waived by Alliance One in whole or in part, at any time and from time to time, in the sole discretion of Alliance One, whether or not any other condition of the Offer is also waived, prior to the Expiration Time of the Offer. The conditions to the Offer will be either satisfied or waived by Alliance One at or prior to the Expiration Time. The failure by Alliance One at any time to exercise any of the foregoing rights will not be deemed a waiver of any other right and each right will be deemed an ongoing right that may be asserted at any time and from time to time. Alliance One has not made a decision as to what circumstances would lead it to waive any such condition, and any such waiver would depend on circumstances prevailing at the time of such waiver. Any determination by Alliance One concerning the events described in this section shall be final and binding upon all Holders.

Alliance One expressly reserves the right, in its sole discretion but subject to applicable law, to (i) waive any and all of the conditions of the Offer prior to the Expiration Time, (ii) extend the Expiration Time of the Offer, (iii) amend the terms of the Offer or (iv) if any of the conditions to the Offer are not satisfied, terminate the Offer and not accept for payment any Convertible Notes tendered in the Offer. Any extension, amendment or termination will be followed as promptly as practicable by a public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Time.

ADDITIONAL CONSIDERATIONS CONCERNING THE OFFER

The following considerations, in addition to the other information described elsewhere herein or incorporated by reference herein, should be carefully considered by each Holder before deciding whether the Convertible Notes should be tendered in the Offer. See “Where You Can Find Additional Information” and “Incorporation of Certain Documents by Reference.”

Material Differences in the Rights of Holders of Convertible Notes as a Result of the Offer.

Effects on the Holders of Convertible Notes Tendered and Accepted in the Offer

If your Convertible Notes are tendered and accepted in the Offer, you will receive the Purchase Price for any Convertible Notes tendered and accepted, subject to proration, plus Accrued Interest thereon, but will give up rights associated with ownership of such Convertible Notes. Set forth below is a summary of certain terms of the Convertible Notes and rights that you will forgo if you tender your Convertible Notes and your Convertible Notes are purchased pursuant to the Offer. The summary below does not purport to describe all of the terms of the Convertible Notes and is qualified in its entirety with respect to the Convertible Notes by reference to the Indenture dated as of July 2, 2009 among Alliance One, Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as registrar, paying agent and conversion agent, with respect to the Convertible Notes (the “Convertible Notes Indenture”), which is incorporated herein by reference. See “Where You Can Find Additional Information” and “Incorporation Of Certain Documents By Reference.”

Ranking. The Convertible Notes are Alliance One’s general unsecured obligations and are subordinated in right of payment to all of Alliance One’s existing and future senior debt and pari passu in right of payment will all existing and future senior subordinated indebtedness. The Convertible Notes are structurally subordinated to all future and existing liabilities, including trade payables, of Alliance One’s subsidiaries. The Convertible Notes will be subordinated in right of payment to any senior securities or instruments that may be issued in the Debt Financing. The Convertible Notes will also be subordinated to any borrowings under our senior secured credit facility, including any increased borrowings that may be available to Alliance One pursuant to the Credit Facility Amendment.

Cash Interest Payments. If you continue to hold any Convertible Notes after settlement of the Offer, you will be entitled, subject to the terms of the Convertible Notes, to receive regular, semi-annual interest payments at the annual rate of 5.5%.

Repurchase of Convertible Notes at Each Holder’s Option Upon Fundamental Change. If at any time Alliance One undergoes a fundamental change (as defined in the Convertible Notes Indenture), you, as a holder of Convertible Notes, may require us to repurchase your Convertible Notes in whole or in part for cash equal to 100% of the principal amount of the Convertible Notes to be repurchased plus unpaid interest accrued to, but not including the repurchase date.

Conversion Rights of Holders. You may surrender your Convertible Notes, in integral multiples of $1,000 principal amount, for conversion into shares of Alliance One’s common stock at the then-applicable conversion rate until the close of business on the second scheduled trading day immediately preceding the July 15, 2014 maturity date of the Convertible Notes.

Conversion Rate. The initial conversion rate for the Convertible Notes is 198.8862 shares of Alliance One’s common stock per $1,000 principal amount of Convertible Notes (which is equivalent to a conversion price of approximately $5.0280 per share). Upon the occurrence of certain fundamental changes, a holder that converts its Convertible Notes in connection with such a fundamental change may be entitled to receive a make-whole premium in the form of an increase in the conversion rate. The conversion rate is also subject to adjustment based on certain events described in the Convertible Notes Indenture.

Conversion Settlement. Upon any conversion of the Convertible Notes, we will deliver on the third trading day following the relevant conversion date, a number of shares of Alliance One’s common stock equal to (i) the aggregate principal amount of Convertible Notes to be converted multiplied by (ii) the then-applicable conversion rate for each $1,000 principal amount of Convertible Notes; provided, however, that for any conversion that occurs on or after the record date for the payment of interest on the Convertible Notes at maturity, we will deliver such shares on the maturity date. Notwithstanding the foregoing, we will deliver cash in lieu of fractional shares based on the closing sale price of our common stock on the applicable conversion date (or, if the relevant conversion date is not a trading day, the next following trading day).

Effects on the Holders of Convertible Notes not Purchased in the Offer

Convertible Notes not tendered and/or not purchased pursuant to the Offer, including as a result of the provisions for proration, will remain outstanding immediately following the completion of the Offer. The terms and conditions governing the Convertible Notes, including the covenants and other protective provisions contained in the Convertible Notes Indenture which governs the Convertible Notes, will remain unchanged immediately following the completion of the Offer. No amendment to the Convertible Notes Indenture is being sought in connection with the Offer.

Limited Trading Market for Convertible Notes Not Purchased in the Offer

The Convertible Notes are not listed on any national or regional securities exchange or quoted on any automated quotation system. To our knowledge, the Convertible Notes are traded infrequently in transactions arranged through brokers, and reliable market quotations for the Convertible Notes are not available. Following the settlement of the Offer, any trading market for the remaining outstanding Convertible Notes may be less liquid and more sporadic, and market prices may fluctuate significantly depending on the volume of any trading in the Convertible Notes. Although you may be able to sell Convertible Notes that you do not tender, we cannot predict or assure you of the price at which you will be able to sell such Convertible Notes, which may be higher or lower than the Purchase Price paid by us in the Offer. There is no assurance that an active market in the Convertible Notes will exist or as to the prices at which the Convertible Notes may trade after consummation of the Offer.

The Conversion Price of the Convertible Notes is Significantly Greater than our Recent Stock Prices

Holders may convert their Convertible Notes into shares of Alliance One’s common stock, under certain circumstances, at a conversion rate of 198.8862 shares of Alliance One’s common stock per $1,000 principal amount of Convertible Notes, subject to adjustment upon the occurrence of certain events. The initial conversion rate is equivalent to a conversion price of approximately $5.0280 per share of Alliance One’s common stock. On July 29, 2013, the last reported sale price per share of our common stock on the New York Stock Exchange was $3.99 per share. See “Market Information about the Convertible Notes and our Common Stock.”

Subsequent Purchases of the Convertible Notes

Although Alliance One has no current plan to purchase or otherwise provide any similar opportunity for the Holders of Convertible Notes to obtain liquidity with respect to the Convertible Notes not tendered in the Tender Offer, Alliance One reserves the absolute right, in its discretion and from time to time, to purchase any Convertible Notes that remain outstanding after the Expiration Time through open-market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as it may determine, which may be more or less than the Purchase Price and could be for cash or other consideration. However, there can be no assurance that Holders of the Convertible Notes will have any further opportunity to gain liquidity with respect to the Convertible Notes, except as otherwise expressly required by the Convertible Notes Indenture. Moreover, Rule 13e-4(f)(6) of the Exchange Act generally prohibits us and our affiliates from purchasing any Convertible Notes, other than pursuant to the Offer, until at least ten business days after the Expiration Time or other termination of the Offer.

Substantial Existing Indebtedness

Alliance One has substantial existing indebtedness. As of March 31, 2013, Alliance One had an aggregate of approximately $1,095 million of senior indebtedness outstanding, to which the Convertible Notes are subordinated. While Alliance One has called for redemption all of its approximately $635 million of outstanding Senior Notes in the Redemption, the Redemption is subject to conditions, and no assurance can be given that the Redemption will be consummated. To the extent Convertible Notes are tendered and accepted for payment in the Offer and the Senior Notes are redeemed in the Redemption, Alliance One intends to fund the purchase of any Convertible Notes in the Offer and the redemption of the Senior Notes in the Redemption with the net proceeds from the issuance and sale of $735 million in aggregate principal amount of the Second Lien Notes, expected to be completed on August 1, 2013, which is prior to the Expiration Time, on terms and conditions satisfactory to Alliance One. Alliance One also intends to complete the Credit Facility Amendment which may affect the level of available senior secured debt. See “The Offer — Purpose of the Transaction; Plans” and “The Offer — Source and Amount of Funds.”

The amount of Alliance One’s indebtedness and restrictions contained in its other outstanding indebtedness may limit its ability to effect future financings in the event Alliance One should deem it necessary or desirable to raise additional capital. For additional information about Alliance One’s indebtedness, capitalization and financial condition, see its Annual Report on Form 10-K for the year ended March 31, 2013 and the other information incorporated by reference herein. See “Incorporation of Documents by Reference.”

Position of Alliance One Concerning the Offer

None of Alliance One, Alliance One’s board of directors, the Dealer Manager or the Information Agent and Tender Agent makes any recommendation to any Holder or beneficial owner of Convertible Notes as to whether the Holder or beneficial owner should tender or refrain from tendering any or all of such Holder’s or beneficial owner’s Convertible Notes, and none of them has authorized any person to make any such recommendation. Holders and beneficial owners of Convertible Notes are urged to evaluate carefully all information in this Offer to Purchase, consult their own investment and tax advisors and make their own decisions whether to tender Convertible Notes, and, if so, the principal amount of Convertible Notes to tender.

MARKET INFORMATION ABOUT THE CONVERTIBLE NOTES AND OUR COMMON STOCK

To Alliance One’s knowledge, there is no established trading market for the Convertible Notes. We believe the Convertible Notes are traded infrequently in transactions arranged through brokers, and reliable market quotations for the Convertible Notes are not available. To the extent that the Convertible Notes are traded, prices of the Convertible Notes may fluctuate greatly depending on the trading volume and the balance between buy and sell orders.

Alliance One’s common stock, into which the Convertible Notes may be converted, is listed for trading on the New York Stock Exchange under the ticker symbol “AOI.” The following table sets forth, for the periods indicated, the high and low reported sales prices for Alliance One’s common stock as reported by the New York Stock Exchange.

	Common Stock
Calendar Period	High ($)	Low ($)
2011
First Quarter	4.44	3.42
Second Quarter	4.24	2.93
Third Quarter	3.50	2.40
Fourth Quarter	3.15	2.17

2012
First Quarter	3.92	2.70
Second Quarter	3.90	2.62
Third Quarter	3.70	2.66
Fourth Quarter	3.71	2.90

2013
First Quarter	4.13	3.30
Second Quarter	3.99	3.41
Third Quarter (through July 29, 2013)	4.23	3.75

On July 29, 2013, the last reported sale price per share of our common stock on the New York Stock Exchange was $3.99 per share. There were 87,640,640 shares of our common stock outstanding as of June 30, 2013, excluding 7,853,121 shares owned by a wholly owned subsidiary.

HOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR OUR COMMON STOCK AND, TO THE EXTENT AVAILABLE, THE CONVERTIBLE NOTES, PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE OFFER.

SUMMARY HISTORICAL FINANCIAL INFORMATION

The following table presents summary historical consolidated financial information of Alliance One for the two fiscal years ended March 31, 2013 and 2012 which have been derived from our audited consolidated financial statements and related notes appearing in our Annual Report on Form 10-K for the fiscal year ended March 31, 2013 (the “2013 Form 10-K”). Our summary consolidated financial information is not necessarily indicative of our future performance. The information provided in this table is only summary and does not provide all of the data contained in our financial statements. The summary historical financial data presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements, including the notes thereto, in the 2013 Form 10-K, which is incorporated by reference into this offering memorandum. You should refer to the sections in the Offer to Purchase entitled “Where You Can Find Additional Information” and “Incorporation of Certain Documents by Reference” for information on how you can obtain copies of our SEC filings, including the 2013 Form 10-K.

	Years Ended March 31,
	2013	2012
	(in thousands, except per share data and ratios)
Statement of Operations Data:
Sales and other operating revenues	$2,243,816	$2,150,767
Cost of goods and services sold	1,958,570	1,863,115

Gross profit	285,246	287,652
Selling, general and administrative expenses	145,750	147,558
Other income	20,721	15,725
Restructuring and asset impairment charges (recoveries)	(55)	1,006

Operating income	160,272	154,813
Debt retirement expense	1,195	—
Interest expense	114,557	106,804
Interest income	6,547	6,149

Income before income taxes and other items	51,067	54,158
Income tax expense	27,992	25,039
Equity in net income of investee companies	1,637	72

Net income (loss)	24,712	29,191
Less: Net income (loss) attributable to noncontrolling interests	699	(260)

Net income (loss) attributable to Alliance One International, Inc.	$24,013	$29,451

Per Share Statistics
Net income (loss) attributable to Alliance One International, Inc. (basic)	$0.27	$0.34
Net income (loss) attributable to Alliance One International, Inc. (diluted)	0.25	0.30

Balance Sheet Data (at period end):
Cash and equivalents	$92,026	$119,743
Working capital	843,803	828,681
Current liabilities:
Notes payable to banks(1)	356,836	374,532
Advances from customers	16,817	14,876
Long-term debt current	6,349	7,050
Long-term debt	830,870	821,453
Other long-term liabilities	117,726	148,805
Total stockholder’s equity of Alliance One International, Inc.	338,393	327,482
Total assets	1,911,579	1,949,845
Book value per share	3.86	3.75

Ratio of earnings to fixed charges	1.43	1.49

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

General

The following is a general discussion of material U.S. federal income tax considerations relating to Holders of the Convertible Notes with respect to the Offer, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder (the “Treasury regulations”), judicial authorities and administrative rulings, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and Alliance One has not obtained, and does not intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of the Offer.

The following discussion applies only to Holders who hold their Convertible Notes as capital assets within the meaning of section 1221 of the Code (generally, property held for investment). This summary does not address U.S. federal tax laws (other than income tax laws), the Medicare tax with respect to net investment income, or the tax considerations arising under the laws of any state, local or non-U.S. jurisdiction. In addition, this discussion does not consider all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their individual circumstances or to certain types of holders subject to special tax rules, such as:

•	banks and other financial institutions;

•	broker-dealers;

•	insurance companies;

•	tax-exempt organizations;

•	regulated investment companies;

•	real estate investment trusts;

•	S-corporations, partnerships or other pass-through entities;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	persons that hold Convertible Notes as part of a “straddle,” a “conversion transaction,” or other integrated transactions;

•	U.S. Holders, as defined below, that have a functional currency other than the U.S. dollar;

•	persons subject to the alternative minimum tax; or

•	U.S. expatriates.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds a Convertible Note, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Convertible Notes, you are urged to consult your tax advisor.

This summary is for general information purposes only and is not tax advice. Each Holder (including any Holder that does not tender its Convertible Notes) is urged to consult its tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of the Offer.

Consequences to Tendering U.S. Holders

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Convertible Notes that for U.S. federal income tax purposes is:

(i)	an individual who is a citizen or resident of the United States;

(ii)	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States, any State thereof or the District of Columbia;

(iii)	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

(iv)	a trust, if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more “United States persons” (within the meaning of the Code) have the authority to control all of the trust’s substantial decisions, or (2) the trust has a valid election in effect under applicable Treasury regulations to be treated as a “United States person.”

Tendering Holders who are not U.S. Holders should refer to “— Consequences to Tendering Non-U.S. Holders” below.

Tender of Convertible Notes Pursuant to the Offer

The receipt of cash by a U.S. Holder in exchange for a Convertible Note will be a taxable transaction for U.S. federal income tax purposes. Subject to the market discount rules as discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (i) the amount of cash received (excluding amounts attributable to accrued but unpaid interest, if any) and (ii) the U.S. Holder’s adjusted tax basis in the tendered Convertible Note. A U.S. Holder’s adjusted tax basis in a Convertible Note is generally the cost of the Convertible Note to the U.S. Holder, (i) increased, if applicable, by any market discount previously included in such U.S. Holder’s income and (ii) reduced (but not below zero) by any cash payments received on the Convertible Note other than payments of stated interest and by any amortizable bond premium that the U.S. Holder has previously amortized. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder held the Convertible Note for more than one year at the time of such sale. Non-corporate U.S. Holders currently are generally subject to reduced rates of U.S. federal income taxation on net long-term capital gains. The deductibility of capital losses is subject to limitations. Any cash received attributable to accrued but unpaid interest that has not previously been included in the U.S. Holder’s income will be taxable as ordinary income.

Market Discount

In general, a Convertible Note has “market discount” if its principal amount exceeds the U.S. Holder’s tax basis in the Convertible Note immediately after its acquisition by the U.S. Holder, unless a statutorily defined de minimis exception applies. Gain recognized by a U.S. Holder with respect to a Convertible Note acquired with market discount will generally be subject to tax as ordinary income to the extent of the market discount accrued during the period the Convertible Note was held by such U.S. Holder, unless the U.S. Holder previously had elected to include market discount in income as it accrued for U.S. federal income tax purposes. The amount of market discount that has accrued is determined on a ratable basis, unless the U.S. Holder has elected to determine the amount of accrued market discount using a constant-yield method.

Information Reporting and Backup Withholding

A U.S. Holder whose Convertible Notes are tendered and accepted for payment generally may be subject to information reporting and backup withholding (currently at a 28% rate) with respect to the gross amount of payments made pursuant to the Offer, unless (i) the U.S. Holder is a corporation or other exempt recipient and, when required, establishes its exemption from information reporting and backup withholding or (ii) in the case of backup withholding, the U.S. Holder provides its correct taxpayer identification number (“TIN”), certifies that such TIN is correct and that it is not currently subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder that does not provide its correct TIN may be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. U.S. Holders may use amounts withheld as a credit against their U.S. federal income tax liability and may claim a refund of any excess amounts withheld if they timely provide certain information to the IRS.

Consequences to Tendering Non-U.S. Holders

This section applies to you only if you are a Non-U.S. Holder. As used herein, the term “Non-U.S. Holder” means a beneficial owner of a Convertible Note that is, for U.S. federal income tax purposes, an individual, corporation, trust or estate that is not a U.S. Holder.

Tender of Convertible Notes Pursuant to the Offer

Subject to the discussion below, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized on the Non-U.S. Holder’s receipt of cash for Convertible Notes pursuant to the Offer. Any gain realized by the Non-U.S. Holder would be subject to U.S. federal income tax, however, if: (i) in the case of an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the Offer and certain other conditions are satisfied; or (ii) the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States and, if required by an applicable income tax treaty with the United States, is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States. In the case of gain realized by an individual Non-U.S. Holder described in clause (i), the Non-U.S. Holder would be subject to U.S. federal income tax at a rate of 30%, or a lower rate provided by an applicable income tax treaty, on such gain, which gain may be offset by certain U.S. source capital losses, even though the Non-U.S. Holder is not considered a resident of the United States. In the case of gain described in clause (ii), the Non-U.S. Holder would be subject to U.S. federal income tax on such gain at graduated rates generally in the same manner as if the Non-U.S. Holder were a U.S. Holder, and corporate Non-U.S. Holders may also be subject to a branch profits tax at a rate of 30%, or a lower rate provided by an applicable income tax treaty.

Any amount received with respect to the Convertible Notes that is attributable to accrued but unpaid interest not previously included in income generally will not be subject to U.S. federal income or withholding tax, provided that such interest is not effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business and: (i) the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Alliance One that are entitled to vote; (ii) the Non-U.S. Holder is not a bank that received the Convertible Note on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; (iii) the Non-U.S. Holder is not a “controlled foreign corporation” related to Alliance One within the meaning of the Code; and (iv) the Non-U.S. Holder properly certifies the Non-U.S. Holder’s non-U.S. status on IRS Form W-8BEN or other applicable form or successor form.

If a Non-U.S. Holder does not qualify for an exemption from withholding tax on accrued interest under the preceding paragraph and the interest is not effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business (or, if required by an applicable income tax treaty with the United States, such interest is not attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States), such interest generally will be subject to withholding of U.S. federal income tax at a 30% rate unless such Non-U.S. Holder is able to claim (on IRS Form W-8BEN) and establish a valid exemption from or reduction of withholding tax under an income tax treaty.

If accrued interest paid to a Non-U.S. Holder is effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty with the United States, such interest is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States), then, although exempt from U.S. withholding tax (provided the Non-U.S. Holder provides appropriate certification on IRS Form W-8ECI), the Non-U.S. Holder will be subject to U.S. federal income tax on that accrued interest generally in the same manner as if the Non-U.S. Holder were a U.S. Holder. In addition, if the Non-U.S. Holder is a corporation, the accrued interest may be subject to a branch profits tax at a rate of 30% or lower applicable treaty rate.

Information Reporting and Backup Withholding

A Non-U.S. Holder generally will not be subject to backup withholding with respect to payments made pursuant to the Tender Offer, provided that (i) the Non-U.S. Holder certifies that it is not a U.S. person (generally, by providing an IRS Form W-8BEN or other applicable IRS Form W-8) or (ii) the Non-U.S. Holder otherwise establishes an exemption. However, information returns generally will be filed with the IRS in connection with the payment of accrued interest on the Convertible Notes. Backup withholding is not an additional tax. Non-U.S. Holders may use amounts backup withheld as a credit against their U.S. federal income tax liability and may claim a refund of any excess amounts withheld if they timely provide certain information to the IRS.

Consequences to Non-Tendering Holders

A Holder whose Convertible Notes are not purchased by Alliance One pursuant to the Offer will not incur any U.S. federal income tax liability as a result of the consummation of the Offer.

The U.S. federal income tax discussion set forth above is included for general information purposes only. All Holders should consult their tax advisors to determine the federal, state, local and non-U.S. tax consequences of the Offer.

DEALER MANAGER; INFORMATION AGENT AND TENDER AGENT

We have engaged Deutsche Bank Securities Inc. to act as Dealer Manager in connection with the Offer for the Convertible Notes. In such capacity, the Dealer Manager may contact Holders of Convertible Notes regarding the Offer and may request brokers, dealers, custodians, trust companies and other nominees to forward offer materials to beneficial owners of Convertible Notes. Deutsche Bank Securities Inc. will be paid customary fees for its services and will be reimbursed for reasonable costs and expenses. We have agreed to indemnify the Dealer Manager against certain liabilities in connection with the Offer, including liabilities under the federal securities laws, and to contribute to certain payments the Dealer Manager may be required to make in respect thereof.

The Dealer Manager and its affiliates have from time to time provided certain commercial banking, financial advisory and investment banking services to Alliance One and its affiliates for which they have received customary fees. An affiliate of the Dealer Manager is the administrative agent and a lender under our existing senior secured credit facilities. The Dealer Manager or an affiliate of the Dealer Manager is also expected to participate as an initial purchaser in the Debt Financing. In the ordinary course of their businesses, the Dealer Manager or its affiliates may at any time hold long or short positions, and may trade for their own account or the accounts of customers, in the debt or equity securities of Alliance One and its subsidiaries, including the Convertible Notes and, to the extent that the Dealer Manager or its affiliates own Convertible Notes during the Offer, they may tender such Convertible Notes pursuant to the terms of the Offer. The Dealer Manager and its affiliates may from time to time in the future engage in future transactions with Alliance One, and its affiliates and provide services to Alliance One and its affiliates in the ordinary course of their respective businesses.

D.F. King & Co., Inc. is serving as Information Agent and Tender Agent in connection with the Offer. The Information Agent and Tender Agent will assist with the mailing of this Offer to Purchase and related materials to Holders of Convertible Notes, respond to inquiries of and provide information to Holders of Convertible Notes in connection with the Offer and provide other similar advisory services as Alliance One may request from time to time. Questions and requests for assistance regarding the procedures for the Offer, and all correspondence in connection with the Offer may be directed to the Information Agent and Tender Agent at its address or telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal and any other required documents should be directed to the Information Agent and Tender Agent at its address or telephone numbers set forth on the back cover of this Offer to Purchase. In addition to the fees and out-of-pocket expenses payable to the Dealer Manager, Alliance One will pay the Information Agent and Tender Agent reasonable and customary fees for its services (and will reimburse it for its reasonable out-of-pocket expenses in connection therewith), and will indemnify the Information Agent and Tender Agent against certain liabilities in connection with its services.

Neither the Dealer Manager nor the Information Agent and Tender Agent assumes any responsibility for the accuracy or completeness of the information concerning Alliance One, or incorporated by reference in this Offer to Purchase or for any failure by Alliance One to disclose events that may have occurred which may affect the significance or accuracy of such information.

Tendering Holders will not be obligated to pay brokerage fees or commissions to or the fees and expenses of the Dealer Manager or the Information Agent and Tender Agent.

We will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Dealer Manager and the Information Agent and Tender Agent as described above) for soliciting tenders of Convertible Notes pursuant to the Offer. We will, on request, reimburse brokers, dealers, custodians, trust companies or other nominees for the reasonable expenses incurred by them in forwarding copies of the Offer to Purchase and related materials to the beneficial owners of the Convertible Notes. Holders and beneficial owners holding Convertible Notes through brokers, dealers, custodians, trust companies or other nominees are urged to consult them to determine whether transaction costs may apply if they tender the Convertible Notes through brokers, dealers, custodians, trust companies or other nominees and not directly to the Information Agent and Tender Agent. No broker, dealer, custodian, trust company or other nominee has been authorized to act as our agent or the agent of the Dealer Manager or the Information Agent and Tender Agent for purposes of the Offer.

MISCELLANEOUS

Securities Ownership and Transactions

Neither Alliance One nor any of its subsidiaries beneficially owns any Convertible Notes. In addition, based on Alliance One’s records and on information provided to it by Alliance One’s directors and executive officers, to the best of Alliance One’s knowledge, none of the directors or executive officers of Alliance One (or any associates of Alliance One, its subsidiaries or Alliance One’s directors or executive officers) beneficially owns any Convertible Notes.

Neither Alliance One nor any of its subsidiaries has effected any transactions involving the Convertible Notes during the 60 days prior to the date of this Offer to Purchase. In addition, based on Alliance One’s records and on information provided to it by Alliance One’s directors and executive officers, to the best of Alliance One’s knowledge, none of the directors or executive officers of Alliance One (or any associates of Alliance One, its subsidiaries or Alliance One’s directors or executive officers) has effected any transactions involving the Convertible Notes during the 60 days prior to the date of this Offer to Purchase.

Accounting Treatment of Purchase of the Convertible Notes in the Offer

The consideration we pay for any Convertible Notes will extinguish the carrying value of the Convertible Notes. The difference between the consideration we pay and the net carrying amount of the Convertible Notes plus the related unamortized debt issuance costs will be recorded as a loss on extinguishment in our consolidated income statement in the period in which we repurchase the Convertible Notes.

Other Material Information

IN THOSE JURISDICTIONS WHERE THE SECURITIES, BLUE SKY OR OTHER LAWS REQUIRE THE OFFER TO BE MADE BY A LICENSED BROKER OR DEALER, THE OFFER WILL BE DEEMED TO BE MADE ON BEHALF OF ALLIANCE ONE BY THE DEALER MANAGER OR ONE OR MORE REGISTERED BROKERS OR DEALERS LICENSED UNDER THE LAWS OF SUCH JURISDICTION.

The Offer is not being made to, nor will Alliance One accept tenders from, or on behalf of, owners of Convertible Notes in any state in which the making of the Offer or its acceptance would not comply with the securities or “blue sky” laws of that state. Alliance One is not aware of any state in which the making of the Offer or the acceptance of tenders of, purchase of, or payment for, Convertible Notes in accordance with the Offer would not be in compliance with the laws of such state. Alliance One, however, reserves the right to exclude owners of Convertible Notes in any state in which it is asserted that the Offer cannot lawfully be made or tendered Convertible Notes cannot lawfully be accepted, purchased or paid for. So long as Alliance One makes a good-faith effort to comply with any state law deemed applicable to the Offer, Alliance One believes that the exclusion of owners of Convertible Notes residing in any such state is permitted under Rule 13e-4(f)(9) promulgated under the Exchange Act.

No person has been authorized to give any information or make any representations other than those contained or incorporated by reference herein or in the accompanying Letter of Transmittal and other materials, and, if given or made, such information or representations must not be relied upon as having been authorized by Alliance One, the Dealer Manager, the Information Agent and Tender Agent or any other person.

The statements made in this Offer to Purchase are made as of the date on the cover page of this Offer to Purchase, and the statements incorporated by reference are made as of the date of the applicable document incorporated by reference Neither the delivery of this Offer to Purchase and documents incorporated by reference nor any purchase of Convertible Notes by Alliance One will, under any circumstances, create any implication that the information contained in this Offer to Purchase or in any document incorporated by reference is current as of any time subsequent to the date of such document.

Recipients of this Offer to Purchase and the accompanying materials should not construe the contents hereof or thereof as legal, business or tax advice. Each recipient should consult its own attorney, business advisor and tax advisor as to legal, business, tax and related matters concerning the Offer.

The CUSIP number referenced in this Offer to Purchase, the Letter of Transmittal and any related documents has been assigned by Standard & Poor’s Corporation and is included solely for the convenience of the Holders. None of Alliance One, the Dealer Manager, the Information Agent and Tender Agent or the Trustee is responsible for the selection or use of CUSIP numbers, and no representation is made as to the correctness of any CUSIP number on the Convertible Notes or as indicated in this Offer to Purchase, the Letter of Transmittal or any other document.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Alliance One is currently subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the SEC. These reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the SEC located at 100 F Street, N.E., Room 1580, Washington, D.C., 20549. Copies of these materials can be obtained from the Public Reference Section of the SEC at prescribed rates. Please call the SEC at (800) SEC-0330 for further information on the public reference facilities and their copy charges. These materials may also be accessed electronically by means of the SEC’s home page on the Internet at www.sec.gov. Statements made in this Offer to Purchase concerning the provisions of any contract, agreement, indenture or other document referred to herein are not necessarily complete. With respect to each such statement concerning a contract, agreement, indenture or other document filed with the SEC, reference is made to such filing for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

Alliance One has filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”) and Amendments No. 1, 2 and 3 thereto, pursuant to Section 13(e) of the Exchange Act and Rule 13e-4 promulgated thereunder, furnishing certain information with respect to the Offer. The Schedule TO, together with any exhibits or amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as set forth above.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

Alliance One is “incorporating by reference” the information it has filed with the SEC into this Offer to Purchase, which means that Alliance One is disclosing important information to you by referring you to those documents. Alliance One incorporates by reference into this Offer to Purchase the documents listed below, which were filed with the SEC, and such documents form an integral part of this Offer to Purchase:

•	Alliance One’s Annual Report on Form 10-K for the fiscal year ended March 31, 2013 filed with the SEC on June 17, 2013;

•

Alliance One’s Current Reports on Form 8-K (including amendments on Form 8-K/A) filed with the SEC on June 13, 2013, June 18, 2013, July 1, 2013, July 17, 2013, July 26, 2013(two reports) and July 29, 2013; and

•	Alliance One’s Definitive Proxy Statement on Schedule 14A filed with the SEC on July 8, 2013.

Any statement contained in this Offer to Purchase or in a document (or part thereof) incorporated by reference in this Offer to Purchase shall be considered to be modified or superseded for purposes of this Offer to Purchase to the extent that a statement contained in this Offer to Purchase or in any amendment or supplement to this Offer to Purchase that we disseminate to you modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Any statement so modified or superseded shall not be considered, except as so modified or superseded, to constitute part of this Offer to Purchase. We will promptly disclose any material changes to the information previously published sent or given to you promptly in the manner specified in Rule 13e-4(e)(3) under the Exchange Act.

Certain sections of this Offer to Purchase are incorporated by reference in, and constitute part of, the Schedule TO filed by Alliance One with the SEC pursuant to Section 13(e) of the Exchange Act and Rule 13e-4 promulgated thereunder on July 17, 2013, Amendments No. 1 and No. 2 thereto filed on July 26, 2013 and Amendment No. 3 thereto filed on July 30, 2013. The sections so incorporated are identified in the Schedule TO and the amendments thereto.

Copies of each of the documents incorporated by reference into this Offer to Purchase (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) may be obtained at no cost by contacting the Information Agent and Tender Agent at its telephone number set forth on the back cover of this Offer to Purchase or by writing or calling Alliance One at the following address and telephone number:

Alliance One International, Inc.

Attention: Investor Relations

8001 Aerial Center Parkway

Post Office Box 2009

Morrisville, NC 27560-2009

(919) 379-4300

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Offer to Purchase contains forward-looking statements. These statements may be made directly in this Offer to Purchase or may be incorporated into this Offer to Purchase by reference to other documents. You can identify these forward-looking statements by use of words such as “strategy,” “expects,” “continues,” “plans,” “anticipates,” “believes,” “will,” “estimates,” “intends,” “projects,” “goals,” “targets” and other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts.

These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those discussed in such statements and no assurance can be given that the results in any forward-looking statement will be achieved. Any forward-looking statement speaks only as of the date on which it is made, and we disclaim any obligation to subsequently revise any forward-looking statement to reflect events or circumstances after such date or to reflect the occurrence of anticipated or unanticipated events.

We cannot guarantee that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions. Achievement of future results is subject to risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. You should bear this in mind as you consider forward-looking statements in this Offer to Purchase. We are identifying important risk factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements. These factors include the factors discussed under the heading “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended March 31, 2013, the factors discussed below and any other cautionary statements, written or oral, which may be made or referred to in connection with any such forward-looking statements. You should understand that it is not possible to predict or identify all risk factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties. We do not undertake to update any forward-looking statement that we may make from time to time.

•	Our reliance on a small number of significant customers.

•	Continued vertical integration by our customers.

•	Global shifts in sourcing customer requirements.

•	Shifts in the global supply and demand position for tobacco products.

•	Changes in the timing of anticipated shipments.

•	Migration of suppliers who have historically grown tobacco and from whom we have purchased tobacco toward growing other crops.

•	Risks related to our advancement of inputs to tobacco suppliers to be settled upon the suppliers delivering us unprocessed tobacco at the end of the growing season.

•	Changes in anticipated geographic product sourcing and that tobacco that we purchase directly from suppliers may not meet our customers’ quality and quantity requirements.

•	Weather and other environmental conditions that can affect the marketability of our inventory.

•

Government actions that significantly affect the sourcing of tobacco, including governmental actions to identify and assess crop diversification initiatives and alternatives to leaf tobacco growing in countries whose economies depend upon tobacco production.

•

International business risks, including political instability in sourcing locations, expropriation, import and export restrictions, exchange controls, inflationary economies, currency risks and risks related to the restrictions on repatriation of earnings or proceeds from liquidated assets of foreign subsidiaries.

•	Exposure to foreign tax regimes in which the rules are not clear, are not consistently applied and are subject to sudden change.

•	Fluctuations in foreign currency exchange and interest rates.

•	Competition with the other primary global independent leaf tobacco merchant and independent leaf merchants.

•	Disruption, failure or security breaches of our information technology systems.

•

Risks related to our capital structure, including risks related to our significant debt and our ability to continue to finance our non-U.S. local operations with uncommitted short term operating credit lines at the local level.

•	Our ability to continue to access capital markets to obtain long-term and short-term financing.

•	The volatility and disruption of global credit markets.

•	Potential failure of foreign banks in which our subsidiaries maintain deposits or the failure by such banks to transfer funds or honor withdrawals.

•	Failure by counterparties to derivative transactions to perform their obligations.

•	Reductions in demand for consumer tobacco products, including as a result of increased consumer acceptance of electronic cigarettes.

•	The impact of litigation on our customers.

•	Legislative and regulatory initiatives that may reduce consumption of consumer tobacco products and demand for our services and increase regulatory burdens on us or our customers.

•	Low investment performance by our defined benefit pension plan assets which may require us to fund a larger portion of our pension obligations, thus, diverting funds from other potential uses.

For a more complete description of the risks that may affect our business, see our Annual Report on Form 10-K for the fiscal year ended March 31, 2013 filed with the SEC on June 17, 2013.

The Tender Agent for the Offer is:

D.F. King & Co., Inc.

By Regular, Registered or Certified Mail; Hand or Overnight Delivery:	By Facsimile Transmission: (for eligible institutions only) (212) 709-3328

D.F. King & Co., Inc. 48 Wall Street, 22nd Floor New York, NY 10005 Attn: Elton Bagley	To confirm receipt of facsimile by telephone: (212) 493-6996

Any questions regarding procedures for tendering Convertible Notes or requests for additional copies of this Offer to Purchase, the Letter of Transmittal or other materials should be directed to the Information Agent at the telephone numbers and address listed below. A Holder may also contact the Dealer Manager at the telephone number set forth below or such Holder’s broker, dealer, custodian, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Banks and Brokers, Call Collect:

(212) 269-5550

All Others Call Toll Free:

(800) 423-2107

The Dealer Manager for the Offer is:

Deutsche Bank Securities Inc.

Attention: Liability Management Group

60 Wall Street, 2nd Floor

New York, NY 10005

Call Collect: (212) 250-7527

Call Toll Free: (855) 287-1922